Exhibit 99.1

Redemption of 1.326% Senior Callable Fixed-to-Fixed Rate Notes Due 2023

Lloyds Banking Group plc

$1,000,000,000 1.326% Senior Callable Fixed-to-Fixed Rate Notes due 2023

(CUSIP: 53944YAM5, ISIN: US53944YAM57, Common Code: 218990568)*

May 10, 2022. Lloyds Banking Group plc (the “Group”) announces that it has issued a notice of redemption for the entire outstanding principal amount of its 1.326% Senior Callable Fixed-to-Fixed Rate Notes due 2023 (the “Notes”). A notice of redemption pursuant to the terms of the Senior Debt Securities Indenture dated July 6, 2010 as amended and supplemented by the Twelfth Supplemental Indenture dated June 15, 2020 governing the Notes (the “Indenture”) has been distributed to The Bank of New York Mellon, acting through its London Branch, as Trustee (the “Trustee”).

The outstanding Notes will be redeemed on June 15, 2022 (the “Redemption Date”) at an amount equal to 100% of their principal amount, together with any accrued but unpaid interest to, but excluding, the Redemption Date (the “Redemption Price”). Accordingly, the listing of the Notes on the New York Stock Exchange will be cancelled on, or shortly after, June 15, 2022.

The location where Holders may surrender the Notes and obtain payment of the Redemption Price is The Bank of New York Mellon, One Canada Square, London E14 5AL, United Kingdom, Attn: Corporate Trust Administration, Email: corpsov1@bnymellon.com, Fax: +44 (0) 20 7964 2536.

On the Redemption Date, the Redemption Price will become due and payable and interest on the Notes will cease to accrue. Before the Redemption Date, the Group will irrevocably deposit with the Trustee or with a Paying Agent an amount of money sufficient to pay the total Redemption Price of each of the Notes. When the Group makes such a deposit, all rights of holders of the Notes will cease, except the holders’ rights to receive the Redemption Price, but without interest, and the Notes will no longer be outstanding.

For further information in relation to the redemption of the Notes, please contact:

Group Corporate Treasury:

Liz Padley
Non Bank Entities Treasurer and Head of Capital and Recovery and Resolution
Telephone: +44 (0)7385 032858

Peter Green

Head of Senior Funding & Covered Bonds, Debt IR and Rating Agency Management

Telephone: +44 (0)7385 032953

Pascale Dorey

Debt Investor Relations

Telephone: +44 (0)7384 240296

*This CUSIP number has been assigned to this issue by a third-party, and is included solely for the convenience of the Holders of the Notes. Neither Lloyds Banking Group plc nor the Trustee shall be responsible for the selection or use of this CUSIP number, nor is any representation made as to its correctness on the Notes or as indicated in any redemption notice.

FORWARD LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; market related risks, trends and developments; risks concerning borrower and counterparty credit quality; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of our securities; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; potential changes in dividend policy; the ability to achieve strategic objectives; insurance risks; management and monitoring of conduct risk; exposure to counterparty risk; credit rating risk; tightening of monetary policy in jurisdictions in which the Group operates; instability in the global financial markets, including within the Eurozone, and as a result of ongoing uncertainty following the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; inadequate or failed internal or external processes or systems; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; risks relating to sustainability and climate change (and achieving climate change ambitions), including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; assessment related to resolution planning requirements; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; projected employee numbers and key person risk; increased labour costs; assumptions and estimates that form the basis of our financial statements; the impact of competitive conditions; and exposure to legal, regulatory or competition proceedings, investigations or complaints. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.